Exhibit 99.C(2)

B.1

Hon Dr Michael Cullen

MINISTER OF FINANCE

Budget Policy Statement 2006

19 December 2005

ISBN 0-478-18286-4

Contents

Budget Policy Statement

Introduction

Budget 2006

Conclusion

Annex: Long-term Fiscal Objectives and Short-term Fiscal Intentions

Budget Policy Statement

Introduction

This Budget Policy Statement sets out the broad strategic priorities by which the Government will be guided in preparing Budgets across the new parliamentary term. This includes outlining the overarching policy goals that will guide Budget decisions and the particular areas of focus for the 2006 Budget, and explaining how the Budget accords with the fiscal strategy that we have previously signalled.

Prudent fiscal management and strong economic growth leave us well-placed to deliver on our goals.

We have made considerable progress in building toward a robust long-term fiscal position by reducing debt to prudent levels and building up financial assets in the New Zealand Superannuation (NZS) Fund.

Improving the fiscal position puts New Zealand in a stronger position to manage economic shocks, and to deal with the costs associated with an ageing population when there will be fewer people in the workforce and higher superannuation and healthcare costs. The progress we have already made and will continue to make over the coming term mean future governments will have choices about how they respond to these pressures.

Gross sovereign-issued debt as a percentage of GDP stood at 23.2% in June 2005, and is forecast to fall to 19.3% by June 2010, as shown in Figure 1. The NZS Fund is forecast to increase from 4.3% of GDP in June 2005 to 12.5% over the same period.

Our fiscal strategy involves meeting the cost of much of our capital spending from operating surpluses rather than from borrowing. Some people argue that it is acceptable to borrow to fund capital spending because that is what a household or corporate would do. However, it is dangerous to take these comparisons too far when applied to the government. Many important areas of capital spending do not generate a direct monetary return or contribute directly to raising growth that can be used to offset the cost of extra debt. It might be argued that some of this investment will benefit future generations, so it would only be fair they share some of the cost of paying for it. Ultimately, however, it makes little sense to be increasing the long-run debt burden (as measured by debt-to-GDP) when we are putting money aside in the NZS Fund.

The economy has grown by around 25% in the last six years, compared with the OECD average of 16%. This has created greater opportunities for New Zealanders, and has allowed us to introduce a range of initiatives to deliver on our social objectives. We have seen rising incomes with significant increases in employment, historically-low rates of unemployment (at 3.4%, the lowest rate in the OECD) and reductions in crime and poverty.

This strong fiscal and economic performance puts us in a good position to deliver on key priorities over the next three years.

The current macroeconomic position requires careful fiscal management.

The current strength of the New Zealand economy, which is operating at close to capacity on the back of sustained domestic demand growth, has placed considerable pressure on inflation and on the current account of the balance of payments. These economic developments are an important factor in planning for Budget 2006 and beyond. We will need to manage the fiscal position tightly to avoid exacerbating the pressures in the economy.

Budget decisions for the next three years will be guided by our overarching policy goals.

The Speech from the Throne sets out the Government’s overarching policy goals for the next three years. These goals will guide our Budget decisions in this parliamentary term. Our overall objective for the next three years is to continue New Zealand’s transformation to a dynamic, knowledge-based economy and society, underpinned by the values of fairness, opportunity and security.

Our focus for improving economic performance will be on strengthening the drivers of long-term sustainable growth to ensure we are a high skill, high productivity and high wage economy. This will involve:

•             lifting our savings levels

•             lifting productivity through working smarter

•             improving our skills and education outcomes

•             lifting our capacity to innovate

•             lifting our capacity to export and produce goods and services of higher value, and

•             modernising our infrastructure, particularly in energy, transport, and information and communication technology.

We will reinforce the foundations of a successful modern economy by providing world-class education, healthcare and social services. New Zealand’s transformation must be based on opportunity and security for all.

Advancing these priorities will require an inclusive, forward-looking approach, focused on lifting the aspirations and developing the abilities of all New Zealanders. This includes building our sense of national identity, confidence and creativity; maintaining the quality of our environment (including a focus on climate change and energy efficiency); and promoting the social solidarity that will be critical to our country’s success.

Budget 2006

Budget 2006 will advance key initiatives…

Through Budget 2006 we intend to progress our overarching goals by targeting new policy spending in a number of priority areas.

We will advance our key election pledge of making student loans interest-free for New Zealand residents from 1 April 2006. This is designed both to cut the cost to students of tertiary study and to encourage skilled New Zealanders to invest their skills in the New Zealand economy. It reflects our commitment to a fair and inclusive society that offers its young people the opportunity to achieve their full potential.

We will also deliver on our promise to expand the Working for Families package, bringing the total number of families receiving targeted tax relief to 350,000, or more than three-quarters of all families, from April next year. The policy will make a measurable difference to working families, including many more middle income families, by providing tax relief at the time they need it the most – when they have dependent children.

Next April’s annual adjustment to the rate of New Zealand Superannuation will lift the married couple rate to 66 per cent of the net average ordinary time weekly wage, providing relief to older New Zealanders. This is in line with the agreement with New Zealand First.

… and will progress other priority areas.

We intend to advance our policy priorities in a number of other areas, including:

•             investing in education, skills and infrastructure to boost productivity and drive economic growth

•             applying more resources in the justice sector, including boosting Police staff numbers, to provide security for all New Zealanders young and old, and

•             implementing the first stage of our confidence and supply agreements with other parties.

Capital spending will be a key feature of Budget 2006. Through Budget 2006 we will apply $1.9 billion of new capital expenditure over the forecast period, including $780 million in 2006/07 and $540 million in 2007/08. Priority areas for this are our defence forces, transport, the justice sector and student loans. We will also meet our NZS Fund commitments of $2.4 billion in 2006/07. Our capital spending approach will ensure we are able to deliver on priorities while managing the macroeconomic impacts.

The operating allowance for Budget 2006 is consistent with the level we signalled in August …

As we signalled following the release of the Pre-election Economic and Fiscal Update (Pre-election Update) in August, the operating allowance for Budget 2006 will be increased from $1.9 billion to $2.4 billion, allowing for the extension of the Working for Families package. This increase reflects updated fiscal and economic forecasts from those available when the $1.9 billion allowance was set in the 2005 Fiscal Strategy Report (FSR) in May, including tax revenue coming in higher than forecast for the year to June 2005, and tax revenue forecasts revised upwards through the forecast horizon.

Accordingly, the Half Year Economic and Fiscal Update (Half Year Update) released today incorporates an allowance for new operating spending in Budget 2006 of up to $2.4 billion per annum from 2006/07. Allowances for the 2007 and 2008 Budgets remain at $1.9 billion rising by 2% per annum, as indicated in the 2005 FSR.

… which is consistent with our long-term fiscal objectives.

The increased allowance for new operating expenditure in Budget 2006, when combined with the improved short-term fiscal and economic position, will see the Government running a slightly lower operating balance across the forecast horizon (OBERAC excluding NZS Fund returns of around 2% of GDP). This is sufficient to meet the requirements for contributions to the NZS Fund and ensure consistency with the long-term debt objective.

The 2005 FSR stated that, for a number of reasons, it may be timely to refresh our long-term fiscal objectives in advance of the 2006 FSR. These reasons include taking stock of our achievements at the start of a new parliamentary term and clarifying the preferred movement in debt beyond 2015. In addition, the Government will adopt the New Zealand International Financial Reporting Standards (NZ IFRS) in 2007, which may result in greater volatility for some fiscal aggregates. It remains our intention to refresh our objectives in preparing the 2006 FSR.

Conclusion

Budget 2006 is the first of a new parliamentary term. In Budgets 2006 to 2008 we will be guided by our overarching policy goals for the term, including our overall objective of continuing New Zealand’s transformation to a dynamic, knowledge-based economy and society, underpinned by the values of fairness, opportunity and security. Budget 2006 will deliver key initiatives, including interest-free student loans, extending Working for Families and increasing NZ Superannuation, and will advance our policy goals in a range of other priority areas to boost productivity and bolster our social services.

The fiscal management approach that we have taken in recent years has built a platform of fiscal stability and strength. Our Budget decisions over the next three years will maintain this prudent approach, factoring in short-term macroeconomic pressures and ensuring that we are well-placed to respond to the challenges and opportunities that arise in the medium-to-long term.

Hon Dr Michael Cullen
Minister of Finance

9 December 2005

Annex: Long-term Fiscal Objectives and Short-term Fiscal Intentions

The Government’s long-term fiscal objectives are unchanged from the 2005 FSR. We intend to refresh these objectives in preparing the 2006 FSR.

Table A1 – Long-term fiscal objectives

Long-term fiscal objectives	To achieve the objectives of fiscal policy, the Government’s high-level focus is on:

Operating balance: Operating surplus on average over the economic cycle sufficient to meet the requirements for contributions to the NZS Fund and ensure consistency with the long-term debt objective.

•   Operating surpluses (measured by the OBERAC) during the build-up phase of the NZS Fund. The focus is on core Crown revenues and expenses, with tax-to-GDP and core Crown expenses-to-GDP around current levels.

•   Because the OBERAC surplus includes the net (after-tax) return on the NZS Fund, which the NZS Fund will retain, the Government is effectively targeting OBERAC surpluses excluding the NZS Fund’s retained investment returns.

•   A robust, broad-based tax system that raises revenue in a fair and efficient way.

•   State Owned Enterprises (SOEs) and Crown entities contributing to surpluses, consistent with their legislation and Government policy.

Revenue: Ensure sufficient revenue to meet the operating balance objective.

Expenses: Ensure expenses are consistent with the operating balance objective.

Debt: Manage total debt at prudent levels. Gross sovereign-issued debt-to-GDP as a percentage of GDP slowly reducing over the longer term and passing through 20% of GDP before 2015.

•   SOEs will have debt structures that reflect best commercial practice. Changes in the level of debt will reflect specific circumstances.

•   Gross sovereign-issued debt-to-GDP will be reducing during the period ahead of the major demographic changes associated with population ageing.

•   Net debt, with NZS Fund assets, is expected to fall towards minus 10% of GDP by 2015 (i.e. a net financial asset position).

Net worth: Increase net worth consistent with the operating balance objective.

•   Increasing net worth consistent with the operating balance objective will see net worth at 45% of GDP by 2015.

•   The NZS Fund is expected to be 21% of GDP by 2015.

•   Consistent with the net worth objective, there will also be a focus on quality investment.

The Government’s short-term fiscal intentions have been updated since the 2005 FSR to reflect the latest fiscal forecasts. These intentions are consistent with those we signalled in August 2005.

Table A2 – Short term fiscal intentions

2006 Budget Policy Statement	2005 Fiscal Strategy Report

Operating balance

Based on operating amounts for the 2006 Budget, and indicative amounts for the following three Budgets, the operating surplus on an OBERAC basis and excluding net returns on the NZS Fund will be around 2% of GDP across the forecast horizon, remaining consistent with the long-term objective for the operating balance.

Operating balance

Based on operating amounts for the 2005 Budget, and indicative amounts for the next two Budgets, the operating surplus on an OBERAC basis and excluding net returns on the NZS Fund will be around 3% of GDP, remaining consistent with the long-term objective for the operating balance.

Debt

Gross sovereign-issued debt is forecast to be 19.3% of GDP in 2009/10.

The Government will set forecast new capital spending amounts that ensure progress is made toward the long-term objective for debt. The Government’s bias is towards debt-to-GDP trending down over time.

Debt

Gross sovereign-issued debt is forecast to be 20.2% of GDP in 2008/09.

The Government will set forecast new capital spending amounts that ensure progress is made toward the long-term objective for debt. The Government’s bias is towards debt-to-GDP trending down over time.

Expenses

Total Crown expenses are forecast to be 41.1% of GDP in 2009/10.

Core Crown expenses are forecast to average 32.2% over the forecast period and be 32.4% of GDP in 2009/10.

This assumes new operating expense amounts of up to $2.4 billion for the 2006 Budget and $1.9 billion rising by 2% for the 2007, 2008 and 2009 Budgets (GST exclusive).

Expenses

Total Crown expenses are forecast to be 41.0% of GDP in 2008/09.

Core Crown expenses are forecast to average 31.4% over the forecast period and be 32.1% of GDP in 2008/09.

This assumes new operating expense amounts of $2.7 billion for the 2005 Budget and $1.9 billion for the 2006, 2007 and 2008 Budgets (GST exclusive).

Revenues

Total Crown revenues are forecast to be 43.7% of GDP in 2009/10. Within this, core Crown revenues are forecast to be 34.1% of GDP in 2009/10.

The Government will set revenue plans that ensure progress is made towards the long-term revenue objective.

Revenues

Total Crown revenues are forecast to be 43.9% of GDP in 2008/09. Within this, core Crown revenues are forecast to be 34.1% of GDP in 2008/09.

The Government will set revenue plans that ensure progress is made towards the long-term revenue objective.

Net worth Net worth is forecast to be 39.4% of GDP in 2009/10, including NZS Fund assets of 12.5% of GDP.	Net worth Net worth is forecast to be 35.4% of GDP in 2008/09, including NZS Fund assets of 10.9% of GDP.